Exhibit 99.2

CAESARSTONE LTD. KIBBUTZ SDOT-YAM MP MENASHE 37804000 ISRAEL
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ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:    ☒

D25270-P45587	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

CAESARSTONE LTD.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" PROPOSAL NOS. 1, 2, 3, 4, 5, 6, 7 and 8.

1.	To re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:		For	Against	Abstain			For	Against	Abstain
5.
To approve the grant of equity-based compensation to the Company’s directors that are non-affiliates of controlling shareholders of the Company, subject to his or her election or re-election as a director at the Meeting.

	1a.	Ariel Halperin	☐	☐	☐			☐	☐	☐

	1b.	Dori Brown	☐	☐	☐

	1c.	Roger Abravanel	☐	☐	☐	6.
To approve the grant of equity-based compensation to certain of the Company’s directors that are currently affiliates of controlling shareholders of the Company, subject to his or her re-election as a director at the Meeting.
								☐	☐	☐

	1d.	Ronald Kaplan	☐	☐	☐
								Yes	No
	1e.	Ofer Tsimchi	☐	☐	☐		6a.
Do you have a personal interest in the approval of Proposal No. 6 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6).

								☐	☐
	1f.	Shai Bober	☐	☐	☐

	1g.	Tom Pardo Izhaki	☐	☐	☐
								For	Against	Abstain
2.	To elect the following individuals to serve as external directors of the Company for a three year term, commencing on December 1, 2020, and to approve their terms of cash compensation:					7.	To approve an amendment to the terms of engagement of Mr. Yuval Dagim, the Company’s Chief Executive Officer.
								☐	☐	☐

7a.
Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 7 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7).
								Yes	No
	2a.	Nurit Benjamini	☐	☐	☐
								☐	☐
	2b.	Lily Ayalon	☐	☐	☐

	2aa.	Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 2, excluding a personal interest that does not result from the shareholder's relationship with the controlling shareholder? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).	Yes	No
								For	Against	Abstain
			☐	☐		8.
To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2020, and its service until the annual general meeting of shareholders to be held in 2021 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

								☐	☐	☐

			For	Against	Abstain
3.		To approve and adopt the 2020 Share Incentive Plan for the Company.
			☐	☐	☐

4.		To approve an amended and restated Compensation Policy, effective as of the date of the Meeting for a period of three years.	☐	☐	☐

			Yes	No
4a.
Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 4 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4).

A "controlling shareholder" is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, with respect to Proposal Nos. 6 & 7, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company. Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

			☐	☐

A "personal interest" of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided. ↓

D25271-P45587

CAESARSTONE LTD.
2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 10, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Ltd. (the “Company”), do hereby nominate, constitute and appoint Mr. Ophir Yakovian and Mr. Ron Mosberg, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of October 6, 2020, at the Annual General Meeting of Shareholders (the “Meeting”) to be held on November 10, 2020, beginning at 5 P.M. Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof on the following matters, which are more fully described in the Notice of the 2020 Annual General Meeting of Shareholders (the “Notice”) and the proxy statement (the “Proxy Statement”), dated October 8, 2020, relating to the Meeting. By my signature, I hereby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder.

If you do not state whether you are a controlling shareholder or have personal interest, your shares will not be voted for Proposal Nos. 2, 4, 6 and 7.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)